3676 W. California Ave., Bldg. D

Salt Lake City, UT 84104

Tel: 801-746-8000

Fax: 801-973-4951

June 13, 2005

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re: NBO SYSTEMS, INC., File No. 000-33037 - SEC Comment Letter dated May 2, 2005 regarding NBO Systems, Inc. Form 10-KSB for the fiscal year ended December 31, 2004 filed March 31, 2005

Dear Mr. Gordon,

We received your letter of May 2, 2005 on May 9, 2005. Your letter specifically references the Form 10-KSB filed on March 31, 2005. NBO Systems, Inc. ("NBO") filed an amendment to Form 10-KSB on May 2, 2005. We will address our responses to your comments while referring to the amended Form 10-KSB.

Item 1. Description of Business

Risk Factors, page 13

Comment 1

In a supplemental response clarify to us your discussion of states with "transactional jurisdiction" escheatment statutes. Specifically clarify whether the uncertainty is whether the states will enforce existing laws or whether the states will enact additional laws.

Response:

We currently recognize revenue and other income from the funds underlying unredeemed gift certificates and gift cards, known in our industry as "breakage." Through their unclaimed property laws (also known as abandoned property or escheat laws), some states seek to escheat the funds underlying gift certificates and gift cards that remain unredeemed for a specified dormancy period. According to the seminal U.S. Supreme Court case, Texas v. New Jersey, 379 U.S. 674 (1965), a state may escheat unclaimed property held by a company if either (1) that company keeps records indicating that the addresses of the property owners are located in that state, or (2) the company does not keep such records, but is domiciled in that state. As a Maryland corporation, we are subject to Maryland's unclaimed property laws, which expressly exempt gift certificates from escheatment. We have relied on the ruling in Texas v. New Jersey and our Maryland domicile to determine that the breakage we hold is exempt from escheatment.

However, approximately 14 states have enacted unclaimed property laws that both provide for the escheatment of gift certificates or gift cards and contain so-called "transactional jurisdiction" provisions. Such "transactional jurisdiction" provisions authorize a state to escheat unclaimed property that was initially sold or distributed within such state. The legal validity of "transactional jurisdiction" provisions is in question given the ruling in Texas v. New Jersey. One federal district court in Oklahoma has held that transactional jurisdiction is invalid because it conflicts with Texas v. New Jersey. However, the state courts in New Jersey have upheld the validity of transactional jurisdiction.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

We face the risk that some of the states that have enacted "transactional jurisdiction" provisions will attempt to enforce such provisions and escheat the funds we hold for unredeemed gift certificates and gift cards. If such states are successful in applying such laws, our business prospects, results of operations, liquidity, and financial position would be adversely affected. Furthermore, some of the states which have not enacted "transactional jurisdiction" provisions may enact such provisions in the future. If additional states enact "transactional jurisdiction" provisions and the unclaimed property laws of such states provide for the escheatment of gift certificates or gift cards, our business prospects, results of operations, liquidity, and financial position may further be adversely affected.

In future filings, we will replace the paragraph in the risk factors section discussing transactional jurisdiction with the foregoing explanation.

Comment 2

If existing escheatment laws might be enforced against you, explain to us how you have considered the provisions of SFAS 5.

Response:

We carefully considered SFAS No. 5 in preparing our financial statements and disclosures. We summarize below our application of SFAS No. 5 to the issue of potential liability to states with respect to the escheatment of "breakage" from unredeemed gift certificates and gift cards.

SFAS No. 5

Paragraph 3 of SFAS No. 5 defines the terms Probable, Reasonably Possible, and Remote. Paragraph 8 requires an accrual of a loss contingency if it is probable that a liability has been incurred and that the amount of the loss can be reasonably estimated. Paragraph 10 requires a disclosure of the possible contingency if it is reasonably possible that the contingency will occur. Our analysis has focused on whether it is probable that a liability under the various escheat laws will arise.

Escheatment of unredeemed gift certificates and gift cards

Under Maryland law, the state of our domicile, funds held for the redemption of unredeemed gift certificates and gift cards do not escheat to the state. We do not maintain the names and addresses of purchasers or recipients of gift cards and gift certificates. The issue is whether the funds we hold for the redemption of unredeemed gift certificates and gift cards would escheat to any other state. Many of the states in which our gift cards are sold exempt gift cards and gift certificates from escheat. However, we have sold gift certificates in nine states that do not explicitly exempt gift certificates and we have sold gift cards in eight states that do not explicitly exempt gift cards. The issue is whether these states have the right to escheat funds that customers paid and that we hold for unredeemed gift certificates and gift cards, under a theory known as "transactional jurisdiction".

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

Supreme Court precedents

Texas v. New Jersey, 379 U.S. 674 (1965) is the leading U.S. Supreme Court case in this area. In this case, Texas and New Jersey disputed which state had superior rights to escheat amounts that Sun Oil Company owed to various creditors for whom Sun Oil Company had no known address. Texas asserted that the state with the most significant contacts with the debts should be allowed to assert priority power to escheat the unclaimed property. The Supreme Court rejected this argument, writing as follows:

But the rule that Texas proposes, we believe, would serve only to leave in permanent turmoil a question which should be settled once and for all by a clear rule which will govern all types of intangible obligations like these and to which all States may refer with confidence. (379 U.S. at 678.)

The uncertainty of any test which would require us in effect to decide each escheat case on the basis of its particular facts or to devise new rules of law to apply to ever-developing new categories of facts, might in the end create so much uncertainty and threaten so much expensive litigation that the States might find that they would lose more in litigation expenses than they might gain in escheats. * * * Any rule leaving so much for decision on a case-by-case basis should not be adopted unless none is available which is more certain and yet still fair. (379 U.S. at 679.)

We therefore hold that each item of property in question in this case is subject to escheat only by the State of the last known address of the creditor, as shown by the debtor's books and records. [    ] This leaves questions as to what is to be done with property owed by persons (1) as to whom there is no record of any address at all, or (2) whose last known address is in a State which does not provide for escheat of the property owed them. The Master suggested as to the first situation - where there is no last known address - that the property be subject to escheat by the State of corporate domicile, provided that another State could later escheat upon proof that the last known address of the creditor was within its borders. Although not mentioned by the Master, the same rule could apply to the second situation mentioned above, that is, where the State of the last known address does not, at the time in question, provide for escheat of the property. In such a case the State of corporate domicile could escheat the property, subject to the right of the State of the last known address to recover it if and when its law made provision of escheat of such property. (379 U.S. at 681-682.)

To summarize the Texas rule: 1. The state of the last known address of the creditors has the first priority to escheat unclaimed property. 2. Where there is no known address of the creditor, the state of domicile has the right to escheat unclaimed property. 3. If the state of the last known address does not provide for the escheat of unclaimed property, then the state of domicile has the power to escheat such property.

The Texas rule has been reaffirmed in two subsequent Supreme Court cases, Pennsylvania v. New York, 407 U.S. 206 (1972), and Delaware v. New York, 507 U.S. 490 (1993).

In Pennsylvania, several states disputed the right to escheat unpaid money orders held by Western Union where Western Union had no record of a last known address of either the recipient or the sender. Several states urged a modification to the Texas rule, suggesting the alternative that the state of the payee, if the payee had received the money order but it remained un-cashed, should be allowed to escheat the unpaid money order, or that the state of the sender be allowed to escheat the unpaid money orders. New York argued that the state of domicile is the only state with the power to escheat.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

The Supreme Court upheld the Texas rule as follows:

In other words, to vary the application of the Texas rule according to the adequacy of the debtor's records would require this Court to do precisely what we said should be avoided - that is, "to decide each escheat case on the basis of its particular facts or to devise new rules of law to apply to ever-developing new categories of facts." Texas v. New Jersey, 379 U.S. at 679.

In Delaware, several states disputed which state should be allowed to escheat unclaimed dividends, interest and other distributions ("distributions") held by intermediaries where there was no known address of the persons entitled to the distributions. One issue presented to the Court would have changed the Texas rule of relying on the domicile of a debtor to a rule relying on the state of the principal office of the debtor. The Supreme Court rejected this argument as follows:

Adhering to the rules announced in Texas v. New Jersey, 379 U.S. 674 (1965), and Pennsylvania v. New York, 407 U.S. 206 (1972), we hold that the State in which the intermediary is incorporated has the right to escheat funds belonging to beneficial owners who cannot be identified or located.

* * *

In Texas, we considered and rejected a proposal to award the primary right to escheat to the State "where [the debtor's] principal offices are located." 379 U.S., at 680. Although we recognized that "this State is probably foremost in giving the benefits of its economy and laws to the company whose business activities made the intangible property come into existence," we rejected the rule because its application "would raise in every case the sometimes difficult question of where a company's 'main office' or 'principal place of business' or whatever it might be designated, is located." Ibid. Even when we formulated the secondary rule, we looked instead to the debtor's State of incorporation. Id., at 682. As in Texas, we find that determining the State of incorporation is the most efficient way to locate a corporate debtor. Exclusive reliance on incorporation permits the disposition of claims under the secondary rule upon the taking of judicial notice. Although "a general inquiry into where the principal executive office is located [may] see[m] neither burdensome [n]or complex," * * * we cannot embrace a "rule leaving so much for decision on a case-by-case basis," Texas, supra, at 680. The mere introduction of any factual controversy over the location of a debtor's principal executive offices needlessly complicates an inquiry made irreducibly simply by Texas' adoption of a test based on the State of incorporation. 507 U.S. at 495 and 506.

Application of Supreme Court Precedent

The Texas case addressed three of four relevant possibilities:

  First, where a debtor has preserved the last known address of the creditor, and that state of the last known address provides for the escheatment of the intangible property, then the state of the last known address has the priority to escheat.

  Second, where the debtor has not preserved any address of the creditor, the state of domicile of the debtor may escheat the property.

  Third, where a debtor has preserved the last known address of the creditor, but the state of the last known address does not provide for the escheatment of the intangible property, then the state of domicile of the debtor has the power to escheat the property.

  The fourth possibility that Texas did not explicitly cover is where the debtor has not preserved any address of the creditor, and where the state of domicile does not provide for the escheat of the intangible property. One may read Texas as rejecting this fourth possibility, since the fourth possibility is easily surmised from the Texas facts, but the Supreme Court did not address this possibility.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

We do not maintain the addresses of customers who purchase gift cards or gift certificates, nor do we know the address of the intended or ultimate recipient of the gift card or gift certificate. We are incorporated in Maryland. Maryland law specifically exempts gift cards and gift certificates from application of the unclaimed property law. The issue is whether under these facts our situation falls within the fourth possibility that was not explicitly addressed by Texas. If we do fall within this possibility, then the issue arises whether other states may apply "transactional jurisdiction" to escheat the funds we hold for the redemption of unredeemed gift certificates and gift cards. We believe that under Supreme Court precedent, such states would not be successful in asserting this "transactional jurisdiction" in our case. We explain our reasons below.

Oklahoma law contains a typical "transactional jurisdiction" provision:

Title 18, Section 659 - Additional Conditions Leading to Presumption of Abandonment.

Unless otherwise provided in the Uniform Unclaimed Property Act or by other statute of this state, intangible personal property is subject to the custody of this state as unclaimed property if the conditions raising a presumption of abandonment under Sections 651.1 and 651.2 through 658.1A of this title are satisfied, and:

* * *

6. The transaction out of which the property arose occurred in this state, and

  (1) the last-known address of the apparent owner or other person entitled to the property is unknown, or (2) the last-known address of the apparent owner or other person entitled to the property is in a state that does not provide by law for the escheat or custodial taking of the property or its escheat or unclaimed property law is not applicable to the property, and the holder is a domiciliary of a state that does not provide by law for the escheat or custodial taking of the property or its escheat or unclaimed property law is not applicable to the property. (Emphasis added.)

"Transactional jurisdiction" relies upon an analysis of the facts and circumstances of each case. For example, as to gift certificates or gift cards sold through an Internet transaction, in which state did the transaction arise? Is it in Salt Lake City, Utah, where we have our operating and fulfillment personnel and where we do all of the work to issue the gift card or gift certificate, or is it in the state where the customer is physically located at the time of the transaction? We do not always know where a customer is located at the time of such transaction and we do not specifically maintain this information. The same issues exist with respect to telephonic transactions. Even with respect to gift certificates and gift cards purchased at shopping malls in various states, we do not maintain employees in those shopping malls and the transaction is not valid until we approve the transaction at our operations in Salt Lake City through our computer systems. Once the transaction is approved by us in Salt Lake City, gift certificates are processed and cleared at a bank in Minnesota. Should the state where a shopping mall is located have the primary claim under transactional jurisdiction or should it be the State of Utah where the final approval act to make the gift certificate or gift card valid occurs, or should it be the State of Minnesota where the transaction is actually processed? Which state would have the proper claim? Further, we often deal with intermediaries in various states in the sale and distribution of gift certificates and gift cards. Which transaction is the relevant transaction for purposes of applying the escheat laws, our transaction with the intermediary or the intermediary's transaction with the end customer?

Several lower courts have addressed transactional jurisdiction. In American Petrofina Company of Texas v. Oklahoma Tax Commission, 697 F. Supp. 1183 (W.D. Okla, 1986), the State of Oklahoma attempted to enforce a provision of its abandoned property law based on a form of transactional jurisdiction for oil and gas. The Oklahoma statue provided that unclaimed royalty payments on oil and gas extraction occurring in Oklahoma should be delivered to the Oklahoma Tax Commission, even if the owners of the royalties had last known addresses in other states and even if the oil companies holding the royalties were incorporated in other states and had delivered the unclaimed royalties to the state of incorporation. The Federal District Court held that Oklahoma's statute was unconstitutional because it conflicted with Texas v. New Jersey. Furthermore, the District Court rejected the argument of the Oklahoma Tax Board that Texas v. New Jersey only applied to disputes between states, and not to custodial escheat disputes between a state and a person subject to jurisdiction of a court in Oklahoma.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

In contrast, two New Jersey lower appellate court cases reached contradictory conclusions. In New Jersey v. Elsinore Shore Associates, 249 N.J. Super. 403 (1991) (dealing with unredeemed gambling chips), and in New Jersey v. The Chubb Corporation, 239 N.J. Super. 257 (1989) (dealing with unpaid insurance claims), the Courts held that New Jersey's custodial escheat law did not conflict with Texas v. New Jersey. The Court held that Texas v. New Jersey applied only to disputes between states, and not to a dispute between a state and a person otherwise subject to its jurisdiction. Accordingly, Texas v. New Jersey did not prevent New Jersey from attempting to apply its abandoned property law to a private person subject to its jurisdiction. The Court further held that the New Jersey statute did not conflict with Texas v. New Jersey because New Jersey would take the property under "custodial escheat", meaning that New Jersey would hold the property in "custody" for the actual owner to eventually claim, or to be paid to another state if another state subsequently asserted a higher priority claim to the property (such as if another state showed that the owner had a last known address in another state). ("Custodial escheat" may be contrasted with "hard escheat". "Hard escheat" actually vests title to the property in the state, but custodial escheat allows the state to take possession of the property and use the property, subject to the owner eventually claiming the property. Custodial escheat is now the dominant form of escheat generally under abandoned property laws.) Furthermore, these cases rely on the public policy argument that the State should have the use of the property for the public good rather than that a private party should receive a windfall of the property.

We believe that applying transactional jurisdiction to our gift certificate and gift card business would run afoul of the Supreme Court's principle that it will not allow a rule that requires the Supreme Court to analyze the facts and circumstances of each transaction. In Delaware v. New York, supra, the Supreme Court formulated the Texas rule in straight-forward language that appears to foreclose the fourth possibility discussed above. The Supreme Court said: " . . . we hold that the State in which the [debtor] is incorporated has the right to escheat funds belonging to beneficial owners who cannot be identified or located." For us, our state of incorporation is Maryland, which has the right to escheat the funds we hold for unredeemed gift certificates and gift cards. In creating its statutory framework, Maryland has exercised its power and enacted its public policy by explicitly exempting gift cards and gift certificates from escheat. We believe that the Supreme Court would uphold this policy choice by Maryland, and would not allow other states to apply "transactional jurisdiction" to escheat unredeemed gift certificates and gift cards.

We recognize that the Supreme Court has not directly addressed the precise fact pattern presented by our business. Accordingly, we cannot say that there is a moral certainty that the Supreme Court would rule in our case as we believe the Court would. We believe it is possible that a state may try to assert transactional jurisdiction and might prevail in a state court action, but we believe, based on Texas v. New Jersey, that it is unlikely that a state would prevail in an appeal.

Whether Gift Cards and Gift Certificates constitute unclaimed property.

In any case in which a state attempts to apply its abandoned property laws to funds that we hold for the redemption of gift certificates or gift cards that we have issued, we intend to assert that unredeemed gift cards and gift certificates do not constitute unclaimed intangible personal property. We provide a service to consumers in connection with our gift cards and gift certificates. The service consists in setting up and maintaining the infrastructure and systems that allow us to issue gift cards and gift certificates that will be honored by merchants and other providers of goods and services. The "upfront" fees that we charge (in many cases we charge no upfront service fees) do not cover the cost of our services. (Compare our services to Ticketmaster, which might charge a $3.00 service fee on top of a $15.00 ticket to a concert, sporting contest, or other event.) We must cover our cost and still make a profit. Part of our revenue model is the "breakage" from unredeemed gift certificates and gift cards. We do not view "breakage" as a windfall to us, but rather as compensation for our services. We provide gift cards and gift certificates to customers without a fee or at a small fee that does not cover our costs. We confer a benefit on the customers by providing this service at below cost because part of our compensation consists of the breakage to be realized in future years. In our judgment, our customers would prefer to pay a lesser service charge "upfront" for the gift cards and gift certificates, realizing that if they do not use their gift certificates or gift cards, such amounts will become compensation to us for our services to all customers. The customers therefore benefit if they redeem their cards, but are willing to assume the risk that they will not redeem their cards, allowing us to keep the breakage as compensation for providing a potential below cost service to customers in general.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

We have recently revised our written conditions of our gift cards and gift certificates to make it explicit that the "breakage" is deemed to be compensation for our services.

Application of FSAS No. 5

Based upon our judgment that the likelihood of a state successfully asserting transactional jurisdiction is remote or only reasonably possible, we have not accrued a liability with respect to escheatment of unredeemed gift cards and gift certificates.

Regarding disclosure in the financial statements, because no claim or assertion has been made against us by any state, we have elected to include a general statement regarding potential litigation in the normal course of business. The paragraph in Note M states, "From time to time, however, the Company may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business, including, but not limited to, employee, customer and vendor disputes." We believe that because no claim has been threatened or asserted at this time that specific disclosure in the financial statements regarding state escheatment is not necessary. We have, however, included a risk factor to this point in the narrative section of our Form 10-KSB and Form 10-QSB.

We will continue to monitor this area of the law. If there are future developments which lead us to a different conclusion, then we will reconsider the application of SFAS No. 5.

Item 8A. controls and Procedures

Comment 3

It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

Response:

In compliance with your comment, we have filed an amended Form 10-KSB with the revised Item 8A. Controls and Procedures section. Based on our phone conversation with Mr. William Demarest, the amended Form 10-KSB only includes Item 8A. Controls and Procedures.

Note A - Organization and Summary of Significant Accounting Policies

11. Revenue Recognition

Comment 4

We note that you record the sales of third-party merchant gift certificates or gift cards at the gross amount of the sale instead of the net amount, which would be the discount that you received on the purchase from the merchant. It appears that you are just an intermediary in the transaction and that you should be recording the net amount as revenues. Please provide us with the EITF 99-19 analysis that you have performed (please note that a thorough analysis should address each of the indicators within 99-19).

Response:

EITF 99-19 relates to the sale of third-party merchant gift certificates or gift cards. Please note that the following discussion relates to the sale of gift certificates and gift cards that we report at gross and the supporting analysis and conclusions. For other gift cards and gift certificates that we fulfill in exchange for a commission, we record such transactions at net.

a. Indicators of Gross Revenue Reporting:

Indicator 1. The entity is the primary obligor in the arrangement.

Our largest volume third-party gift card contract (GMRI) contains the following terms (items in brackets [] are included for clarification):

"NBO is responsible to the customer [the consumer purchasing the gift card] for assuring that GMRI, Inc. honors the Cards and NBO bears financial responsibility to its customers [the consumer] if GMRI, Inc., fails to properly honor the Cards "

This indicator favors gross revenue reporting.

Indicator 2. The company has general inventory risk (before customer order is placed or upon customer return).

We take title to and physical possession of the third party gift cards and gift certificates that we sell. If the gift cards or gift certificates expire, are lost in shipment or are damaged, we suffer the financial loss. We have experienced losses both from expiration and lost or damaged shipments.

This indicator favors gross revenue reporting.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

Indicator 3. The company has latitude in establishing price.

We have some gift cards and gift certificates that are sold at face value, and we have others that we sell at a discount from face value. For all items that we sell below face value we have the right to determine how much they are discounted from the face value. When necessary, we have discounted gift certificates and gift cards for a fast sale, because we have either been unable to sell the gift certificate or gift card at full face value and/or they are nearing their expiration date and would be deemed worthless if not sold.

This indicator favors gross revenue reporting.

Indicator 4. The company changes the product or performs part of the service.

We neither change the product (the third party gift certificates or gift cards) nor perform part of the service.

This indicator does not favor gross revenue reporting.

Indicator 5. The company has discretion in supplier selection.

We have discretion regarding which gift certificates and gift cards are purchased and resold. However, the gift certificates and gift cards for a specific company can only be obtained from that one specific company.

This indicator favors gross revenue reporting.

Indicator 6. The company is involved in the determination of product or service specifications.

We are not involved in determining the product or service specifications.

This indicator does not favor gross revenue reporting.

Indicator 7. The company has physical loss inventory risk (after customer order or during shipping).

We assume all physical loss after customer order or during shipping with all contracts, with one exception, where the other party shares 50% of the loss. Because gift certificates are the same as cash if they are lost or stolen in transit, we cannot prevent their use if they are lost or stolen. On some gift cards, we can take action to inactivate the gift cards once sold. However, frequently, the card has already been used.

This indicator favors gross revenue reporting.

Indicator 8. The company has credit risk.

We assume all credit risk for third-party gift certificates and gift cards for all contracts, with one exception, where the other party shares 50% of the loss.

This indicator favors gross revenue reporting.

b. Indicators of Net Revenue Reporting:

Indicator 1. The supplier is the primary obligor in the arrangement.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

Our largest volume third-party gift card contract contains the following terms:

"NBO is responsible to the customer [the consumer purchasing the gift card] for assuring that GMRI, Inc. honors the Cards and NBO bears financial responsibility to its customers if GMRI, Inc., fails to properly honor the Cards "

This factor does not favor net revenue reporting.

Indicator 2. The amount the company earns is fixed.

We have some gift cards and gift certificates that are sold at face value, and we have others that we sell at a discount from face value. For all items that we sell below face value we have the right to determine how much they are discounted from the face value. When necessary, we have discounted gift certificates and gift cards for a fast sale, because we have either been unable to sell the gift certificate or gift card at full face value and/or they are nearing their expiration date and would be deemed worthless if not sold.

This factor does not favor net revenue reporting.

Indicator 3. The supplier has credit risk.

We assume all credit risk for third-party gift certificates and gift cards for all contracts, with one exception, where the other party shares 50% of the loss.

This factor does not favor net revenue reporting.

Based on the above analysis, we believe that the sales of third-party merchant gift certificates and gift cards have been appropriately recorded at the gross amount of the sale.

Comment 5

In a supplemental response tell us how you are accounting for rebates that you have offered to your customers as an incentive to use your card programs. It appears that you are recording these rebates as a cost of revenue. Please reference the accounting literature that you are relying on in your response.

Response:

We have considered EITF 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) in determining the appropriate accounting for these transactions.

We believe the term "rebates" is a misnomer in this case and the term is being redefined as "commissions." The mall owner/operator does not pay NBO any fees for services. The consumer purchases the gift certificate or gift card through the mall owner/operator who is acting as an agent. The amount of total transaction volume and number of certificates or cards sold at the mall property determine the amount of commission paid to the mall owner/operator. The mall owner/operator does not return fees to us. Accordingly, we appropriately include commissions in cost of revenue as we have been doing in prior reporting periods.

We will revise all future filings to reflect this clarification in our Management's Discussion and Analysis.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

Comment 6

We note that you recognize income on breakage either at the end of the expiration date on the gift certificate or the applicable legal statute of limitation. We also note that you record and compile the total cumulative amount of breakage based on historical sales and breakage experience. In a supplemental response and in future filings tell us the definition of historical sales. Does this mean that you are calculating the total face value of the gift cards and certificates sold multiplied by the historical breakage percentage to arrive at total breakage income for the applicable period in advance of the actual expiration date? If so, please confirm and clarify this in future filings and indicate that historical sales does not represent revenues of the registrant.

Response:

On gift certificates, we recognize breakage as other income either at the end of the expiration date on the gift certificate or the passing of the applicable statute of limitation. On gift cards, we recognize revenue from breakage (collectively, monthly maintenance fees, expiration fees and balance inquiry fees) in the month we receive the breakage from the financial institution holding the funds restricted for gift card redemptions.

The term "sales" means the face value of all mall gift certificates and gift cards issued at the mall property, through our internet website or our call center. Historical gift certificate sales include all mall gift certificate sales since inception in October 1998 through the end of the reporting period. Historical gift card sales include all mall gift card sales since inception in October 2001 through the end of the reporting period.

The term "sales" correlates to "transaction volume" discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in Item 6. of Form 10-KSB. Historical sales and the resulting calculations and compilations do not represent revenues or other income. In the MD&A, specifically the Results of Operations, first sentence, we call attention to the fact that transaction volume figures presented are included for informational purposes only and are not included in our statements of operations.

We have compiled redemption history and subsequent breakage for sales (transaction volume) for each month of gift certificate and gift card sales since inception as defined above. We calculate a monthly weighted average based on actual sales and actual breakage to allow us to accurately and reliably estimate what breakage revenue or other income we anticipate for a given reporting period yet to be disclosed on Form 10-KSB or Form 10-QSB. This calculation involves multiplying the weighted average monthly historical breakage factor by the amount of monthly historical sales. We use this calculation and the result for internal planning purposes only. The estimated breakage is not recorded as revenue. Revenue is only recorded when the expiration date has passed, the legal statue of limitation has passed, or, for gift cards, when the maintenance fees, expiration fees, and balance inquiry fees have been assessed.

Note M - Commitments and Contingencies

Litigation, page 57

Comment 7

In a supplemental response explain to us how you have assessed each of these matters in accordance with SFAS 5.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

Response:

Assessment of litigation in accordance with SFAS 5.

We carefully considered SFAS No. 5 in preparing our financial statements and disclosures. We summarize below our application of SFAS No. 5 to the issue of potential liability to the litigation and arbitration described in Item 3 of Form 10-KSB.

SFAS No. 5

Paragraph 3 of SFAS No. 5 defines the terms Probable, Reasonably Possible, and Remote. Paragraph 8 requires an accrual of a loss contingency if it is probable that a liability has been incurred and that the amount of the loss can be reasonably estimated. Paragraph 10 requires a disclosure of the possible contingency if it is reasonably possible that the contingency will occur.

Ripperda, et al v. NBO, Inc., et al, Circuit Court Twentieth Judicial Circuit of Illinois, St. Clair County, Case No. 04L91

Our disclosure of this litigation included the following:

On February 13, 2004, Thomas Ripperda, et al, filed an action in Illinois State Court in St. Clair County, Illinois, against us in connection with gift cards sold at the St. Clair Square Mall in St. Clair County, Illinois. The plaintiffs' complaint seeks to establish a class action. However, as of this date, the plaintiff has not moved to certify a class. The complaint alleged that the term "valid thru" appearing on the face of the gift card next to the expiration date of the gift card is misleading in violation of the Illinois unfair business practices laws. The plaintiff seeks a return of all administrative fees charged against his gift card prior to the "valid thru" date. If a class were certified, then the plaintiff would seek to recover similar fees with respect to all gift cards that we have sold.

Under the terms and conditions of the gift cards and the gift card program, we disclosed that we may charge an administrative fee against a gift card if the gift card is not used within 90 days from the date of purchase. The "valid thru" date is typically between 12 months and 18 months after the date the gift card is purchased. In some cases, the administrative fee reduces the amount of the gift card prior to the "valid thru" date on the card. We disclosed the charge of an administrative fee on the backside of the gift card and again in the written terms and conditions that are distributed to customers when they purchase the gift cards. We also disclosed that a gift card may be renewed after the "valid thru" date with the payment of a renewal fee.

The lawsuit is currently pending in state court in St. Clair County, Illinois. We have filed a motion to dismiss, but the plaintiffs have not yet filed an opposition. The parties are continuing to conduct discovery.

The substance of the plaintiffs' claims is that the "valid thru" date appearing on the face of the gift card is misleading in connection with administrative fees subsequently charged against the card. The "valid thru" date is required by the credit card company and is not subject to variation by us. Furthermore, the reverse side of the gift card clearly specifies that administrative fees may be applied. The written terms and conditions accompanying the gift cards also clearly describe the administrative fees. We believe that substantively we made the proper disclosures on the card and that the disclosure is not misleading.

In addition, the plaintiffs' attorney has not been pursuing this case as vigorously as we would expect if she had confidence in the case. In fact, the plaintiffs' attorney has recently suggested that the parties engage in settlement negotiations. On May 13, 2005, the plaintiffs' attorney offered to settle the matter for a payment of $128,096, plus $5,000 for the named plaintiffs plus an attorney's fee. The co-defendants include Bank of America and CBL Properties. We have not yet made any counter-offer with respect to the settlement. If we agree to settle, then we expect the co-defendants to join in the settlement.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

Based on these factors, we believe any material liability is either remote or only reasonably possible. Accordingly, we have disclosed the litigation in the footnotes to the financial statements, but we have not reserved for any liability.

WildCard Systems, Inc., Claim for Indemnification

Our disclosure in Item 3 of Form 10-KSB of this arbitration proceeding included:

WildCard Systems, Inc. ("WildCard") is a credit card transaction processor. We entered into an agreement with WildCard for the right to use the MasterCard-branded gift cards sold at the St. Clair Square Mall and for card transaction processing in connection with these gift cards. WildCard in turn contracted with Bank of America and Bank of America issued the gift cards that were sold at St. Clair Square Mall. The term "valid thru" appearing on the face of the card are words required by Bank of America on the face of the card.

Thomas Ripperda, the plaintiff described above, named Bank of America as a defendant together with us when he filed his complaint against us in connection with the gift cards sold at St. Clair Square Mall. Bank of America has been defending the lawsuit parallel to our own defense of the lawsuit. WildCard has not been named as a defendant in the lawsuit.

WildCard has informed us that Bank of America has asserted a claim for indemnification against WildCard in connection with Bank of America's expenses and possible liability arising from the lawsuit filed by Thomas Ripperda against Bank of America. WildCard has in turn asserted a claim to indemnification against us with respect to Bank of America's claim against WildCard.

Section 9.2 of our agreement with WildCard sets forth the indemnification provisions in clause (a) and (b). The obligation to indemnify only arises out of or relating to the following: "(a) any act or omission by [NBO Systems, Inc.] or its representatives in the performance of [NBO Systems, Inc.'s] obligations under the Agreement, (b) any material breach in a representation, covenant or obligation of [NBO Systems, Inc.] contained in this Agreement". Our agreement with WildCard provides a similar reciprocal indemnification requirement by WildCard in our favor.

WildCard asserts that we have the responsibility to assure that all aspects of the gift card program at St. Clair Square Mall complied with all laws, and since the plaintiff alleges a breach of the Illinois unfair business practices laws in connection with the sale of the gift cards, we should be responsible for indemnifying WildCard for its expenses and liabilities incurred in connection with the gift cards. We have denied liability based on several grounds. First, WildCard is not a party to the litigation and we claim that we should not be liable for expenses and liabilities incurred by WildCard under a completely independent agreement with Bank of America. Second, WildCard has not identified any specific act or omission by us or any breach by us of a specific covenant or obligation. Third, the complaint focuses specifically on the phrase "valid thru" on the front of the card, a phrase required by Bank of America and therefore, we claim, indirectly required by WildCard.

We have also asserted a right to indemnification from WildCard for our costs and liabilities, if any, incurred in the litigation with Thomas Ripperda. WildCard has rejected our claim for indemnification.

Mr. Daniel L. Gordon
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission

Since our agreement with WildCard contains an arbitration clause, WildCard has invoked the right to arbitrate the dispute. As of March 31, 2005, both WildCard and we are in the process of appointing arbitrators. No lawsuit has been filed and no discovery or other proceedings have been initiated in the arbitration proceeding.

We have evaluated Wild Card's claim. Under our agreement with Wild Card, we are responsible for any "(a) any act or omission by [NBO Systems, Inc.] or its representatives in the performance of [NBO Systems, Inc.'s] obligations under the Agreement, (b) any material breach in a representation, covenant or obligation of [NBO Systems, Inc.] contained in this Agreement". Although we have requested that Wild Card articulate any "act or omission" of NBO or any "material breach in a representation, covenant, or obligation" of NBO, Wild Card has refused to do so. We do not believe we are responsible for "any act or omission" or "material breach" giving rise to liability to Wild Card. We believe that any liability to Wild Card is "remote" or only "reasonably possible". Accordingly, we have disclosed this arbitration in the footnotes to the financial statements, but we have not reserved for potential liability.

Acknowledgement

We have amended Form 10-KSB to revise Item 8A. Controls and Procedures. Additionally, we will continue to provide clarification and comply with the above comments in all future filings as requested.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings and that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings. Further, we acknowledge that we may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us directly at 801-746-8000 with any questions.

Regards,

/s/ Keith A. Guevara
Chairman, President and Chief Executive Officer

/s/ Christopher Foley
Chief Financial Officer and Director

Cc:	D. Kent Jasperson, Chief Accounting Officer
Andrew Boyd-Jones, Chairman, Audit Committee
Russell M. Frandsen, Esquire, Reed Smith LLP